FOIA CONFIDENTIAL TREATMENT REQUESTED

Apple Inc.	July 22, 2013

1 Infinite Loop

Cupertino, CA 95014

BY EDGAR AND HAND DELIVERY

To:	Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Apple Inc.
Form 10-K for the Fiscal Year Ended September 29, 2012
Filed on October 31, 2012
File No. 000-10030

Dear Ms. Collins,

Apple Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 9, 2013, relating to the above-referenced filing.

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this Response Letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this Response Letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “Confidential Treatment Requested by Apple Inc.” and each page is marked for the record with the identifying numbers and code “AI-001” through “AI-005.”

Confidential Treatment Requested by Apple Inc.

U.S. Securities and Exchange Commission July 22, 2013 Page 2	Confidential Treatment Requested by Apple Inc.

In response to the Comment Letter, and to facilitate review, we have repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.

Form 10-K for the fiscal year ended September 29, 2012

Item 1A. Risk Factors

“The Company could be subject to changes in its tax rates . . .,” page 19

1.	We note your response to prior comment 1. The revised language still refers to “foreign” jurisdictions and appears to discuss risks that could apply to any registrant with international operations. Your responses state that your Irish subsidiaries generated substantially all of your $40.4 billion in undistributed international earnings, creating a tax benefit of approximately $5.9 billion in 2012. Thus, it appears that you should specifically reference the potential risks associated with any changes in Irish tax laws.

In response to the Staff’s comment, the Company intends to include additional disclosure in the risk factor in future filings substantially similar to the underlined language set forth below (which also reflects modified additional language proposed by the Company in its previous response letter to the Staff, dated June 24, 2013):

“The Company could be subject to changes in its tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities.

The Company is subject to taxes in the U.S. and numerous foreign jurisdictions, including Ireland, where a number of the Company’s subsidiaries are organized. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. The Company’s future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation, including in the U.S. and Ireland. The Company is also subject to the examination of its tax returns and other tax matters by the Internal Revenue Service and other tax authorities and governmental bodies. The Company regularly assesses the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of its provision for taxes. There can be no assurance as to the outcome of these examinations. If the Company’s effective tax rates were to increase, particularly in the U.S. or Ireland, or if the ultimate determination of the Company’s taxes owed is for an amount in excess of amounts previously accrued, the Company’s operating results, cash flows, and financial condition could be adversely affected.”

Form 10-K for the fiscal year ended September 29, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 36

2.	You indicate in your response to prior comment 2 that as of September 28, 2012, substantially all of the company’s $40.4 billion in undistributed international earnings intended to be indefinitely reinvested in operations outside the U.S. was generated by subsidiaries organized in Ireland, which has a statutory tax rate of 12.5%. Please disclose this information in future filings. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

In response to the Staff’s comment, the Company will clarify its disclosure in its next annual report on Form 10-K to state that substantially all of the Company’s undistributed international earnings intended to be indefinitely reinvested in operations outside the U.S. was generated by subsidiaries organized in Ireland, which has a statutory tax rate of 12.5%. In addition, in connection with future annual filings, the Company will continue to evaluate the appropriateness of the disclosure.

Confidential Treatment Requested by Apple Inc.

U.S. Securities and Exchange Commission July 22, 2013 Page 3	Confidential Treatment Requested by Apple Inc.

Form 10-K for the fiscal year ended September 29, 2012

Item 8. Financial Statements and Supplementary Data

Note 5 – Income Taxes, page 61

3.	We note from your response to prior comment 3 that you considered various factors in accordance with ASC 740-30-05-4 when evaluating the criteria for indefinite reinvestment under ASC 740-30-25-17. Please explain, in detail, how each factor was considered in overcoming the presumption that all undistributed earnings will be transferred to the parent. Also, please describe to us, in detail, the company’s specific plans for reinvestment of your undistributed foreign earnings.

As noted in our response to prior comment 3, the Company considers various factors in accordance with ASC 740-30-05-4. These factors include: financial requirements of the parent company; financial requirements of each subsidiary of the parent company; operational and fiscal objectives of the parent company, both long-term and short-term; remittance restrictions imposed by governments; and tax consequences of the remittance. The Company considered these factors as follows:

1.	With respect to financial requirements of the Company’s U.S. parent and its operational and fiscal objectives, the Company currently has significant financial resources within the United States, and its anticipated U.S. financial requirements are not expected to require repatriation of the undistributed international earnings of its foreign subsidiaries in the foreseeable future.

The Company believes that its existing U.S. cash and investments, anticipated future cash generation from its ongoing domestic operations and access to capital markets are sufficient to meet the Company’s current and expected future domestic operational and liquidity needs.

Moreover, the Company has generated in the past, and at present continues to generate, domestic cash in excess of its needs to operate its business, invest in its future, and maintain flexibility to take advantage of strategic opportunities. Consequently, the Company’s Board of Directors has approved a $100 billion return of capital program. Under the program, the Company plans to use domestic cash to pay dividends and repurchase shares, and the Company anticipates that the cash used for future dividends and repurchases will come primarily from current domestic cash, on-going U.S. operating activities, and borrowings. The Company made its decision to incorporate borrowings, consisting of U.S.-issued debt, into its capital structure due in part to factors such as the easy access to attractively priced capital, the reduction in the overall cost of capital, the ability to efficiently leverage the Company’s balance sheet, and the tax consequences of repatriation of non-U.S. cash under current U.S. tax law.

2.	With respect to the financial requirements of the Company’s foreign subsidiaries, the Company has significant financial needs outside the U.S.

The Company’s international markets have grown dramatically in recent years. In 2012, 61% of the Company’s net sales were outside the U.S.

In recent years, the Company has invested significant amounts of cash outside the U.S. on product tooling and manufacturing process equipment, long-term supply agreements, the Company’s own retail stores and corporate facilities, acquisitions and strategic investments, and overall geographic expansion.

Confidential Treatment Requested by Apple Inc.

U.S. Securities and Exchange Commission July 22, 2013 Page 4	Confidential Treatment Requested by Apple Inc.

In addition to the need to finance the Company’s rapidly growing international working capital requirements, the Company has also considered the following factors, amongst others, as part of the Company’s overall reinvestment planning:

•

Product tooling and manufacturing process equipment: The Company has procured and made available certain equipment to third party manufacturers located outside the U.S. for use in the production and manufacturing of the Company’s products or for use in the production and manufacturing of components used in the Company’s products. [***]

•

Long-term supply agreements: The Company has entered into long-term agreements to secure the supply of certain inventory components and has been making, and is expected to continue to make, prepayments for the future purchase of inventory components. [***]

•

Retail stores: The Company continues to expand its retail store presence internationally. During 2011, the Company opened 40 new retail stores, 28 of which were outside the U.S., while, during 2012, the Company opened an additional 33 new retail stores, 28 of which were outside the U.S. Three quarters of the retail stores opened to date in 2013 are located outside the U.S., including marquee locations in Hong Kong, China and Berlin, Germany. The Company expects that this trend towards opening more retail stores internationally than domestically will continue in the foreseeable future. These stores require substantial investment in equipment and leasehold improvements, information systems, inventory and personnel. In addition, the Company has also entered into substantial operating lease commitments for retail space.

•

Strategic business and technology investments: The Company’s foreign subsidiaries have directly made or co-financed numerous investments in the past and the Company intends to invest in new, international business strategies or acquisitions as appropriate opportunities arise in the future. [***]

•

Global expansion: The Company is continually expanding its global reach through a growing reseller network and expansion of its iTunes and online stores. International expansion efforts typically require large cash outlays for capitalization of legal entities, to hire personnel, build support infrastructure and for funding growing working capital requirements. The Company has invested, and expects to continue to invest in the foreseeable future, cash into the expansion and development of its existing international operations.

These and other financial requirements outside of the U.S. have led the Company to determine the amount of undistributed earnings of its international subsidiaries to be indefinitely reinvested outside of the U.S. This determination is consistent with the Company’s historical practice of not repatriating amounts it has deemed indefinitely reinvested, with the exception of repatriation in 2006 under provisions of the American Jobs Creation Act of 2004.

***	- Information omitted and provided under separate cover to the Staff pursuant to Rule 83

Confidential Treatment Requested by Apple Inc.

U.S. Securities and Exchange Commission July 22, 2013 Page 5	Confidential Treatment Requested by Apple Inc.

*    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the Company’s responses, you may contact me at (408) 974-6614 or Bruce Sewell, Senior Vice President, General Counsel and Secretary, at (408) 974-0025.

Very truly yours,

/s/ Peter Oppenheimer

Peter Oppenheimer

Senior Vice President, Chief Financial Officer

cc:	Bruce Sewell, Senior Vice President, General Counsel and Secretary, Apple Inc.
Luca Maestri, Vice President and Corporate Controller, Apple Inc.
Martin P. Dunn, O’Melveny & Myers LLP

Confidential Treatment Requested by Apple Inc.